FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2025

Gratus Capital Properties Fund III, LLC

Commission File Nos. 024-11552; 024-12537

Delaware

(State or other jurisdiction of incorporation or organization)

GCPF Management LLC

718 Washington Ave N,

Suite 400

Minneapolis, MN 55401

Office: (651) 999-5344

Email: hello@gratusfunds.com

Class A Interests (Unit)

Class B Interests (Unit)

(Title of each class of securities issued pursuant to Regulation A)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Semi-Annual Report on Form 1-SA (“Semi-Annual Report”) of Gratus Capital Properties Fund III, LLC (the “Company”, “Gratus Capital Properties Fund III,” “we,” “our” or “us”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Semi-Annual Report or in the information incorporated by reference into this Semi-Annual Report. These risk factors include, but are not limited to, the factors referenced in the Gratus Capital Properties Fund III, LLC Offering Circular filed pursuant to Regulation A, dated July 2, 2025, (“Offering Circular”) in the section entitled “RISK FACTORS” beginning on page 10, which are incorporated herein by reference to the Offering Circular.

The forward-looking statements included in this Semi-Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market condition and future business decision, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. The Company does not promise to update any forward-looking statements to reflect changes in the underlying assumptions or factors, new information, future events or other changes.

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On a regular basis, we evaluate these estimates. These estimates are based on management’s historical industry experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	changes in economic conditions generally and the real estate market specifically;

•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

•	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease units;

•	defaults on or non-renewal of leases by tenants;

•	increased interest rates and operating costs;

•	our failure to obtain necessary outside refinancing;

•	decreased rental rates or increased vacancy rates;

•	changes in multi-family or geographic market trends;

•	changes in real estate and zoning laws and increases in real property tax rates and values;

•	failure of acquisitions to yield anticipated results;

•	failure to achieve the target returns, internal rate of return, multiple and distributions to Members;

•	legislative or regulatory changes impacting our business or our assets; and

•	exposure to liability relating to environmental and health and safety matters.

2

Gratus Capital Properties Fund III, LLC

SEMI-ANNUAL REPORT ON FORM 1-SA

For the Period ended June 30, 2025

3

PART II

GRATUS CAPITAL PROPERTIES FUND III, LLC

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information discussed in this item should be read together with the Company’s financial statements and related notes appearing under Item 8 of this Semi-Annual Report.

Overview

Gratus Capital Properties Fund III, LLC is a Delaware limited liability corporation that was formed to primarily invest directly or indirectly in real estate and real estate related assets located throughout the United States. The Company began its first Regulation A offering on December 2, 2021; and commenced a second Regulation A Offering on June 30, 2025. On February 16, 2022, the Company broke impounds and acquired its first real estate asset. As of August 31, 2025, the Company has invested (via various intervening limited liability companies) in six new construction properties:

Property Owning Entity	Location	Acquisition Price of Company Interest	Company Ownership Interest in Property
Wild Oak Group, LLC (via 29.58% ownership of Enclave OG, LLC)	Fargo, ND	$1,558,378.50	17.11%
SOCO Group II, LLC	Grand Forks, ND	$1,500,000.00	34.00%
Compass Apartments I, LLC*	Moorhead, MN	$3,096,000.00	51.00%
Current33 Apartments I, LLC*	Hastings, MN	$3,735,600.00	51.00%
Enclave Compass II, LLC	Moorhead, MN	$600,000.00	12.07%
Renn & Royce JV, LLC (via 49% ownership of Enclave R&R Manager, LLC)	Oakdale, MN	$1,887,271.75	4.90%
	Total:	$12,377,247.25

* Since the Company controls a majority of these Property Owning Entities, the financial statements of these two subsidiaries have been consolidated into the financial statements under the Company, as provided by GAAP. Due to this consolidation, these investments are not included in the amounts invested in real estate projects.

4

Results of Operations

For the period ended June 30th, 2025

Status of Properties

As of June 30, 2025:

•

Current 33 (Current33 Apartments I, LLC) consists of 93 multifamily units and was 95.5% occupied. The property is encumbered with an $18,631,938 mortgage at 75 percent loan-to-value, a 4.5 percent fixed interest rate, and a 30-year amortization. The loan matures on October 15, 2027.

•

Compass Apartments Phase I (Compass Apartments I, LLC) consists of 93 multifamily units and was 94.7 percent occupied. Phase I is encumbered by a $15,443,165 mortgage with a 75 percent loan-to-value ratio, a 4.5 percent fixed rate, and 30-year amortization, maturing on October 15, 2027.

•

Compass Apartments Phase II (Enclave Compass II, LLC) consists of 119 multifamily units and was 45% occupied and 65% leased, with stabilization targeted for October 2025. Phase II is encumbered by an $11,122,493 mortgage with a 65.62 percent loan-to-value ratio and a 6.85 percent fixed interest rate. The loan is interest-only until November 15, 2025 and matures on October 15, 2028.

•

Wild Oak (Wild Oak Group, LLC via Enclave OG, LLC) consists of 119 multifamily units and 14 condominiums. As of June 30, 2025, multifamily occupancy was 98 percent. Two condominiums have been sold, one in November 2024 and one in April 2025. The property is subject to a $25,274,590 mortgage with a 75 percent loan-to-value ratio that matures on December 29, 2026. The loan has a fixed interest rate of 3 percent. Of the total principal, $7,316,945 is interest-only for the duration of the term and the remaining principal is amortized over 30 years.

•

Ivy at SOCO (SOCO Group II, LLC) is a mixed-use building with 74 multifamily units and more than 14,000 square feet of retail space. As of June 30, 2025, the multifamily occupancy was 99 percent. The commercial space remains only 6 percent leased, although a potential commercial tenant is in lease negotiations for a 2,900 square foot suite. Management is exploring potential upgrades to commercial finishes and a partial conversion to residential use. The property is encumbered by a $14,553,810 mortgage with an 80 percent loan-to-value ratio, a fixed interest rate of 3 percent, and a 30-year amortization schedule. The loan matures on December 3, 2026.

•

Renn & Royce JV LLC via Enclave R&R Manager, LLC), which the Company acquired on July 10, 2025, will be developed on approximately 9.10 acres and will include 262 apartment units and 112 rental townhomes. Construction is expected to be completed by Spring 2027.

Income & Expenses

The Company’s income has grown compared to the first six months of 2025 as the Company’s properties leased up and commenced operations. Total Rent for the first six months of 2025 collected from Compass Apartments and Current33 Apartments totaled $1,546,674, compared with $217,624 in the first six months of 2024. The Company also generated Other Rental Revenue of $328,3861 compared with $56,6622 in the first six months of 2024. This income was offset by losses from unconsolidated partnership investments of $270,212, compared with $269,209 during the first six months of 2024. These losses represent the company's proportionate share of losses from investments in partnerships where it holds less than a 50% ownership interest. The slightly greater loss for the six months ended June 30, 2025, compared to the same period in 2024, is due to Compass II not being fully leased up during the time period, the other 2 properties (Wild Oak & SOCO) improved year over year.  Compass II was a new investment in late 2024 and expected to be fully stabilized in Oct 2025.

From January 1, 2025 to June 30, 2025, the Company generated operational expenses of $805,323 (including General & Administrative expenses of $103,079, Asset Management Fees of $83,799, and Professional Fees of $110,767) along with interest expenses of $767,974. This compares with total operating expenses of $534,321 (including General & Administrative expenses of $98,640, Asset Management Fees of $43,937, and Professional Fees of $121,503) along with interest expenses of $712,636. The main drivers of the increased operating expenses were property taxes that increased by $168,738 as buildings became fully occupied and asset management fees increased by $39,862 with the additional investment in Compass II.

_________________________

1 Representing $72,995 of Garage/Parking Rent, $9,055 of Pet Rent, $8,695 of Late Fees, $15,831 of Admin Fees, $43,465 of RUBS Recovery, $55,121 of Tech Fees, & $99,300 of Security Deposits.

2 Representing $1,241 of short-term lease fees, $8,461 of garage & parking rent, $895 of storage unit rent, $2,117 of pet rent, $922 of late fees, $7,781 of pet fees and fines, $21,479 of application fees and administration fees, $10,525 of tech fees, and $3,241 of other miscellaneous income earned.

5

General & Administrative expenses recorded in our financials reflect the routine operating costs associated with managing the properties and supporting the Company’s overall operations. These expenses include dues and subscriptions, licenses and permits, professional and broker fees, advertising and marketing, promotional items, travel and vehicle-related costs, tenant activities, office rent, supplies, software, office equipment and furnishings, and various administrative charges such as bank fees, telephone, cable, internet, legal, and accounting services. They also include tenant-related services such as screening, security deposit interest, and after-hours call services, as well as property management fees allocated to Compass Apartments and Current33 Apartments. The Office space and administrative services for the Company are provided without charge by the Company’s Manager. Such costs are immaterial to the financial statements and, accordingly, have not been reflected.

Assets & Liabilities

As of June 30, 2025, the Company had $45,960,751 in total assets and total liabilities of $33,961,911. As of December 31, 2024, the Company had $45,764,993 in total assets and total liabilities of $34,744,523. This compares with $47,412,663 in total assets and total liabilities of $36,047,711 as of June 30, 2024 and $43,704,486 in total assets and total liabilities of $32,924,922 as of December 31, 2023. Compass Apartments I, LLC & Current33 Apartments I, LLC each opened their buildings in 2024 which moved most of the assets from construction in process to buildings, leasehold improvements & personal property. The total amount at December 31, 2024 was $30,721,217 in buildings, $3,585,347 in land & leasehold improvements, and $6,781,790 in personal property. Mortgages are secured by the real estate and as of June 30, 2025 totaled approximately $33.8 million, as compared to approximately $34.1 million as of December 31, 2024, approximately $32.9 million as of June 30, 2024, and approximately $26.5 million as of December 31, 2023.

As of June 30, 2025, Compass Apartments I, LLC’s major assets were valued (at cost) as $200,714 in cash, $1,257,122 in land, $13,658,624 in building, and $3,180,227 in personal property, offset by $15,305,685 in mortgage debt. This contrasts with:

•	As of December 31, 2024: $627,452 in cash, $1,281,513 in land, $13,658,624 in buildings, and $3,180,227 in personal property, offset by $15,443,166 in mortgage debt;
•	As of June 30, 2024, $83,232 in cash, $1,281,513 in land, $18,216,593 in Construction in Progress, and $43,230 in prepaid expenses, offset by $14,579,450 in mortgage debt;
•

As of December 31, 2023, $5,657 in cash, $1,257,122.00 in land, $16,374,567 in Construction in Progress, and $3,139 in prepaid expenses, offset by $1,768,611 in current liabilities (including $22,187 in mortgage interest payable) and a $10,732,265 mortgage.

This reflects the nature of new development completing construction in late 2023 and transitioning to operations in 2024.

As of June 30, 2025, Current33 Apartments I, LLC’s major assets were valued (at cost) as $333,613 in cash, $1,220,000 in land, $17,062,593 in building, and $3,601,563 in personal property, offset by $18,482,214 in mortgage debt. This contrasts with:

•

As of December 31, 2024: $471,185 in cash, $1,220,000 in land, $17,062,593 in buildings, $2,096,485 in Land & Leasehold Improvements, and $3,601,563 in personal property, offset by $18,631,938 in mortgage debt;

•	As of June 30, 2024, $233,658 in cash, $1,220,000 in land, $22,848,326 in Construction in Progress, and $41,124 in pre-paid expenses offset by $18,320,104 in mortgage debt;
•	As of December 31, 2023, $576 in cash, $1,220,000 in land, $21,674,135 in Construction in Progress, and $2,407 in pre-paid expenses offset by $15,767,062 in mortgage debt.

This reflects the nature of new development completing construction in late 2023 and transitioning to operations in 2024.

6

Liquidity and Capital Resources

When examined apart from Compass Apartments I, LLC and Current33 Apartments I, LLC, the Company’s held $2,247,987 in cash and $2,774,948 in other real estate investments as of June 30, 2025; contrasted with $166,594 in cash and $2,989,530 in other real estate investments as of December 31, 2024, $85,066 in cash and $3,320,321 in other real estate investments as of June 30, 2024, and $156,064 in cash and $2,989,530 in other real estate investments as of December 31, 2023. All valuations are at cost; the decrease in the value of other real estate investments is due to depreciation, not to a change in the Company’s investment position or valuation of the property.

As of June 30, 2025, the Company has no significant direct liabilities. However, the Company does have a revolving credit line for up to $50,000,000 of funds with an affiliate of the Manager of the Company, pursuant to a Promissory Note. As of June 30, 2025 and December 31, 2024, the outstanding amount was zero. As of June 30, 2024, we owed a total of $2,456,701 to related parties pursuant to this Note (including $1,851,250 in principal and $605,451 in accrued interest). This compares to a total of $3,743,430 to related parties pursuant to this Note (including $3,246,273 in principal and $497,157 in interest) as of December 31, 2023. This Note is an uncollateralized revolving credit facility which matures October 28, 2030. Under this line of credit, the Company will pay the Manager simple interest, calculated as the coupon rate on a U.S. 10-year treasury + five percent (5%). This interest rate will be readjusted semi-annually on July 1 and January 1 and is capped at 10%. The Company will utilize the credit facility if necessary to be opportunistic in pursuing cash flowing investments for the Company.

The Company intends to raise additional funds in this offering, up to its Offering Maximum of $50,000,000 in order to make additional real estate acquisitions. However, even if we do not raise any additional funds, we believe that the profits from operations, funds we have raised, taken together with our line of credit, are sufficient to fund our expenses over the next twelve months. The Company has short and long-term liquidity through operational profits, fundraising , and Manager provided credit facility.

As for Compass Apartments I, LLC and Current33 Apartments I, LLC, these properties are on budget and cash flowing. As of June 30, 2025, Compass Apartments I, LLC had $200,714 in cash and Current33 Apartments I, LLC had $333,613 in cash. We believe each property-owning entity has sufficient short- and long-term liquidity for all its projected needs.

Trends and Key Information Affecting our Performance

As of Q2 2025, the Company continues to advance its investment strategy, with five multifamily developments completed and operating at various stages of stabilization. While condo sales and commercial leases lag somewhat behind expectations in some properties, when considered as a whole, the portfolio’s operational performance remains strong, with leasing momentum, occupancy rates, and rental income generally exceeding pro forma expectations.

Multifamily Leasing Performance:

•

Compass I (Moorhead): Ended Q2 at 94.7% occupancy. The property continues to perform well in a competitive environment, supported by dynamic pricing strategies, a strong leasing team, and consistent renter demand driven by thoughtful floor plans and amenities.

•

Compass II (Moorhead): Reached 45% occupancy with 65% of units leased. Leasing accelerated during the quarter with 36 new leases and 26 move-ins. All 19 premium tuck-under garages are now leased. The team is targeting full stabilization by October 2025.

•

Current 33 (Hastings): Achieved 95.3% occupancy, in line with budget. Rent growth slightly exceeded expectations, and operational costs remained below forecast. While softening conditions in nearby Cottage Grove present minor headwinds, the team is focused on renewal retention and maintaining strong income growth.

•	Ivy at SOCO (Grand Forks): Multifamily occupancy reached 99%, reflecting full stabilization. The residential component continues to produce steady cash flow.
•	Wild Oak (Fargo): Multifamily occupancy increased to 98%, driven by strong seasonal leasing. The property is outperforming market peers in Downtown Fargo, where overall vacancy remains elevated.

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These results demonstrate the resilience of our multifamily strategy and our team’s ability to respond to market conditions through disciplined leasing, renewal management, and real-time pricing oversight.

Non-Multifamily Projects:

•

High-End Condos – Wild Oak: Two condo sales have closed—one in November 2024 and another in April 2025. A third sale is underway, with bidding for two new unit fit-ups expected in the second half of 2025. Our most recent sale achieved $500/SF, significantly above the $300/SF local average, reinforcing upside potential for well-finished product. While overall market softness persists, we continue refining pricing and finish strategies and are actively evaluating refinancing ahead of the 2026 loan maturity. Multifamily cash flow continues to cover obligations. A capital call remains a contingency, not an expected outcome.

•

Retail Space – Ivy at SOCO: Commercial space remains 6% leased. The Drip Bar opened in late April, and negotiations are ongoing with a local aesthetics group for a 2,900 SF suite. Additional tenant improvements and suite conversions are under evaluation, including a potential conversion of commercial space into residential units. Distributions remain paused until a meaningful portion of the commercial space is leased, consistent with underwriting and liquidity protocols.

Multifamily and Strategic Positioning

Multifamily remains the backbone of our strategy, continuing to provide stable cash flow and inelastic demand that insulates the portfolio from short-term volatility. While development remains part of our long-term toolkit, our current focus has shifted toward acquiring more cash-flowing assets that provide immediate portfolio contributions. In particular, we are actively evaluating high-quality triple-net lease warehouse opportunities, which can deliver durable income without development lag or construction risk.

Strategic Relationships and Investment Focus

We continue to cultivate new relationships that expand our pipeline of opportunities. While ground-up development are still being considered, our emphasis is now on seeking stabilized, income-producing assets that align with our underwriting standards and enhance near-term portfolio performance. This flexible approach ensures we remain resilient while positioning the portfolio to benefit from evolving macroeconomic conditions.

Interest Rates and Monetary Policy Outlook

We believe that monetary policy continues to trend favorably. While not certain, we anticipate meaningful rate cuts over the next six months, with the 10-year Treasury expected to decline by 100–300 basis points from its current 4.1% level as the administration’s pro-business policies take hold. Lower borrowing costs would unlock refinancing opportunities in 2026 at attractive rates.

Looking Ahead

Key macro and market trends shaping our outlook include:

•	Interest Rates: Anticipated cuts are expected to support refinancing feasibility and valuation expansion across both multifamily and warehouse holdings.
•	Inflation and Rent Growth: Inflation has cooled, moderating rent growth but in line with expectations. Our assets are trending toward the 40th–50th percentile of pro-forma projections.
•

Real Assets and Currency Trends: With the U.S. dollar weakening, investor demand for real assets is expected to strengthen over the next 12–36 months, creating a supportive environment for multifamily and logistics assets alike.

•	Distressed Opportunities: We continue to monitor potential distress, particularly in office-to-residential conversions, though large-scale opportunities have yet to materialize.

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Geographic Focus

The Midwest continues to anchor our portfolio, and we remain focused on opportunities in markets that demonstrate resilience, affordability, and economic stability. This region will continue to be a priority for future acquisitions given its strong fundamentals.

Conclusion

As we enter the second half of 2025, we remain confident in the resilience of our portfolio. Multifamily continues to deliver strong fundamentals, while the addition of stabilized, cash-flowing assets—including potential triple-net lease warehouse opportunities—further strengthens our income profile. With rate cuts on the horizon and macro conditions favoring real assets, we believe the Company is well positioned to deliver strong, risk-adjusted returns while maintaining the flexibility to adapt to shifting opportunities.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Critical Accounting Policies

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies. We have elected to take advantage of this extended transition period, and thus, our financial statements may not be comparable to those of other reporting companies. Accordingly, until the date we are no longer an “emerging growth company” or affirmatively opt out of the exemption, upon the issuance of a new or revised accounting standard that applies to our financial statements and has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.

The preparation of financial statements in accordance with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Such judgments are based on our management’s experience, our historical experience, and the industry. We consider these policies critical because we believe that understanding these policies is critical to understanding and evaluating our reported financial results. Additionally, these policies may involve significant management judgments and assumptions, or require estimates about matters that are inherently uncertain. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

ITEM 2. OTHER ITEMS

None.

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Item 3. Financial Statements

Gratus Capital Properties Fund III, LLC & Subsidiaries

Financial Statements and Independent Auditors’ Report

F-1

Gratus Capital Properties Fund III, LLC & SUBSIDIARIES
Consolidated Statements of Financial Position
As of June 30, 2025 and 2024
As of December 31, 2024 and 2023

	June 30,		December 31,
	(UNAUDITED)		(AUDITED)
	2025	2024	2024	2023
ASSETS
Investment in real estate partnership
Partnership equity investments	$2,774,948	$3,320,321	$3,045,160	$2,989,530
Buildings	$30,721,218		30,721,217
Land & Leasehold Improvements	$3,585,347	2,501,513	3,585,347
Personal Property	$6,781,791		6,781,790
Accumulated Depreciation	$(3,378,364)		(2,190,818)
Land	$2,505,515		2,501,513	2,497,511
Construction in process (including capitalized interest)	$8,526	41,064,919	-	38,048,702
Total real estate partnership investments	42,998,981	46,886,753	44,444,209	43,535,743
Fixed Assets (net)	$3,500	12,450	40,754	1,400
Cash and cash equivalents	$2,782,314	401,956	1,265,231	162,297
Accounts receivable (net)	$7,593	27,150	40,754	-
Prepaid expense	$168,363	84,354	106,599	5,046
Total Assets	$45,960,751	$47,412,663	$45,858,193	$43,704,486

LIABILITIES AND MEMBERS' CAPITAL
Mortgages payable	$33,787,899	$32,899,604	$34,075,104	$26,499,327
Notes payable to Gratus Capital LLC	$-	1,851,250	-	3,246,273
Note payable to Syndica LLP	-	200,120	-	-
Debt issuance cost	$(280,093)	(280,093)	(280,093)	(280,093)
Accumulated amortization on debt issuance cost	$189,026	129,629	162,705	96,553
Mortgage interest payable	$63,352	68,291	54,564	56,288
Accrued interest payable	$(252)	605,451	-	497,157
Accounts payable	$38,343	76,882	75,585	29,708
Accrued liabilities	$153,635	496,577	580,308	1,790,253
Deferred Revenue			159,550
Member funds held in escrow	$10,000	-	10,000	10,000
Retainage payable	$0	-		979,456
Total Liabilities	33,961,911	36,047,711	34,837,723	32,924,922

Minority interests in consolidated subsidiaries	$2,158,120	4,008,389	2,576,192	4,008,389

Members' Equity
Class A Units	$12,891,716	7,742,836	10,751,616	6,080,936
Class B Units	$2,472,410	2,350,305	2,352,410	2,100,140
Class C Units	$1,000	1,000	1,000	1,000
Syndication cost of capital	$(373,959)	(303,352)	(341,033)	(252,930)
Owner Distributions	$(568,373)
Retained earnings (deficit)	$(4,582,074)	(2,434,226)	(4,319,715)	(1,157,971)
Total Member Equity (Deficit)	9,840,721	7,356,563	8,444,278	6,771,175

Total Liabilities and Member s' Equity (Deficit)	$45,960,751	$47,412,663	$45,858,193	$43,704,486

F-2

Gratus Capital Properties Fund III, LLC & SUBSIDIARIES
Consolidated Statements of Operations
For the Six Months Ended June 30, 2025 and 2024
For the Years Ended December 31, 2024 and 2023

	June 30,		December 31,
	(UNAUDITED)		(AUDITED)
	2025	2024	2024	2023
Revenue
Gross market rent	$1,830,421	$1,808,947	$3,598,435	$-
Vacancy	$(145,910)	(1,503,527)	(1,909,012)	-
Gain (loss) to market	$(55,532)	7,943	(11,597)	-
Other rental revenue	$328,386	56,662	272,634	-
Total Gross Potential Rent and Fees	1,957,365	370,025	1,950,460	-
Bad debt write-off	$(30,623)	(1,091)	(17,322)	-
Rental Incentives	$(51,682)	(94,648)	(258,980)	-
Total Net Collected Rent	1,875,060	274,286	1,674,158	-
Equity in losses from unconsolidated partnership investments	$(270,212)	(269,209)	(550,949)	(340,561)
Total Operating Revenue (Loss), net	$1,604,848	$5,077	$1,123,209	$(340,561)

Operating Expenses
Asset management fees	$83,799	43,937	97,693	75,438
General and administrative expenses	$103,079	98,640	292,679	65
Payroll	$110,941	119,305	245,058	-
Professional fees	$110,767	121,503	264,460	79,718
Property insurance	$38,923	25,929	62,095	-
Property taxes	$179,688	10,950	28,991	-
Repairs and maintenance	$85,582	67,636	176,208	-
Utilities	$92,544	46,421	126,692	-
Total Operating Expenses	$805,323	$534,321	$1,293,877	$155,221
Non-Operating (Income) Expense
Admin and compliance		2,325	52,119	-
Amortization expense	$26,320	33,076	145,816	-
Depreciation expense	$1,185,445	745	2,190,818	700
Interest expense	$767,974	712,636	1,556,278	384,009
Interest income	$(26,951)	(2,371)	1,631	(360)
State franchise taxes	$3,170	600	600	600
Net Loss before Income Taxes	$(1,156,434)	$(1,276,255)	$(4,117,929)	$(880,731)
Share of loss from partnership equity investment	(418,072)		(1,432,197)
Net Loss	$(738,362)	$(1,276,255)	$(2,685,732)	$(880,731)

F-3

Gratus Capital Properties Fund III, LLC & SUBSIDIARIES
Consolidated Statements of Members Equity
For the Six Months Ended June 30, 2025 and 2024 (Unaudited)
For the Years Ended December 31, 2024 and 2023 (Audited)

	Member Units								Total
	Class A		Class B		Class C		Syndication	Members'	Members'
	Units	Amount	Units	Amount	Units	Amount	Costs	Deficit	Deficit
Balance, January 1 2023	469,017	$4,539,793	144,836	$1,375,303	100	$1,000	$-	$(277,240)	$5,834,786
Member Units issued for cash	136,763	1,390,768	66,690	679,282					2,070,050
Costs incurred to raise capital		-		-					(252,930)
Net loss for the year								(880,731)	(880,731)
Balance, December 31, 2023	605,780	$5,930,561	211,526	$2,054,585	100	$1,000	$-	$(1,157,971)	$6,771,175

Member Units issued for cash	426,644	4,670,681	19,890	252,270					4,922,951
Costs incurred to raise capital		-		-					(88,104)
Member Distributions								(476,012)	(476,012)
Net loss for the year								(2,685,732)	(2,685,732)
Balance, December 31, 2024	1,032,424	$10,601,242	231,416	$2,306,855	100	$1,000	$-	$(4,319,715)	$8,444,278

Member Units issued for cash		2,140,100		120,000					2,260,100
Costs incurred to raise capital									(32,926)
Member Distributions								(92,361)	(92,361)
Net loss for six months ended June 30, 2025								(738,362)	(738,362)
Balance, June 30, 2025 (UNAUDITED)	1,032,424	$12,741,342	231,416	$2,426,855	100	$1,000	$-	$(5,150,438)	$9,840,729

F-4

Gratus Capital Properties Fund III, LLC & SUBSIDIARIES
Consolidated Statements of Cash Flows
For the Six Months Ended June 30, 2025 and 2024
For the Years Ended December 31, 2024 and 2023

	June 30,		December 31,
	(UNAUDITED)		(AUDITED)
	2025	2024	2024	2023
Cash Flows from Operating Activities
Net Loss	$(738,362)	$(1,276,255)	$(2,685,732)	$(880,731)
Adjustment to reconcile net loss from operations:
Amortization	26,320	18,116	145,816	79,664
Depreciation	1,187,546	745	2,190,818	700
Real estate partnership investment loss	270,212	(269,209)	550,949	340,561

Changes in Operating Assets and Liabilities
Accounts receivable	33,161	(27,150)	(40,754.00)	-
Prepaid expense	(61,764)	5,141	(101,553)	(3,737)
Accounts payable	(37,242)	59,907	45,877	18,845
Accrued liabilities	(426,673)	(1,390,859)	(1,209,945)	637,914
Accrued interest payables	(252)	108,294	(497,157)	384,009
Deferred Revenue	(159,550)		159,550
Mortgage interest payables	8,788	12,003	(1,724)	56,288
Retainage payables	0	(979,456)	(979,456)	804,130
Member funds held in escrow	-	(10,000)		10,000
Net Cash Used in Operating Activities	102,185	(3,748,723)	(2,423,311)	1,447,643

Cash Flows from Investing Activities
Investment in land	(4,002)	(4,002)	(4,002)	(20,389)
Investments in buildings			(30,721,217)
Investments in Land & Leasehold Improvements			(3,585,347)
Investments in Personal Property			(6,805,835)
Investment in contstruction in process	(8,526)	(3,016,217)	38,048,702	(30,958,369)
Investment in real estate partnerhsip		(399,879)		-
Investment in fixed assets	(2,110)	(11,793)		-
Syndication cost additions	(32,926)	(50,422)	(88,104)	(57,000)
Net Cash Provided by Investing Activities	(47,564)	(3,482,313)	(3,155,804)	(31,035,758)

Cash Flows from Financing Activities
Debt issuance costs, net of amortization	-	14,960	-	-
Mortgage payables	(287,205)	6,400,277	7,575,777	26,499,327
Issuance of members equity	2,260,100	1,912,065	4,922,951	2,070,050
Issuance of members equity to minority interest		-	(606,579)	-
Distributions to members	(92,361)		(476,000)
Change in Minority Interest	(418,072)		(1,487,827)
Issuance (payment) of note payable related parties	-	(1,395,023)	(3,246,273)	(1,749,500)
Net Cash Provided by Financing Activities	1,462,462	6,932,279	6,682,049	26,819,877

Net Increase (Decrease) in Cash	1,517,083	(298,757)	1,102,934	(2,768,238)
Cash at Beginning of Period	1,265,231	162,297	162,297	2,930,535
Cash at End of Period	$2,782,314	$(136,462)	$1,265,231	$162,297

F-5

GRATUS CAPITAL PROPERTIES FUND III, LLC & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024

(UNADUITED)

NOTE  1 – NATURE OF OPERATIONS

Gratus Capital Properties Fund III, LLC, & Subsidiaries (The Company), a manager-managed Delaware limited liability company, was formed on November 10, 2020. Through subsidiary single purpose entities, the Company’s business model is to acquire multifamily and commercial properties, new developmental property and single-family assets throughout the United States, for the purpose of rehabilitation, development, operation and resale. In addition, the Company may from time to time purchase other cash flowing real estate related assets, such as land, mixed-use, hotels, multifamily, real estate backed investments and commercial properties in urban and other neighborhoods throughout the United States.  The Company may also enter into joint venture investments in commercial real estate, lend senior and subordinated debt on properties in the same areas and invest in preferred equity positions in real estate owning entities. The Company believes that by lending to developers in key areas where the Company does not have a physical presence will provide diversified geographic asset investments, reducing the risks of providing returns on the real estate investment portfolio. The Company is managed by GCPF Management, LLC.

The Company is considered an emerging growth company under Section 101(a) of the Jumpstart Business Act as it is an issuer that had total annual gross revenues of less than $1 billion during its most recently completed fiscal period. Because the Company is an emerging growth company, the Company has an exemption from Section 404(b) of Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Under Section 404(b), the Company is exempt from the internal control assessment required by subsection (a) that requires each independent auditor that prepares or issues the audit report for the issuer shall attest to, and report on, the assessment made by the management of the issuer.

Through an Offering Circular Form 1A, filed during the year ended 2021, the Company offered up to seven million five hundred thousand (7,500,000) Class A, Class B and Class C Membership Interests (“Interests” or “Class A and Class B Membership Interests”) at $10.00 or $10.6383 per Unit depending on the intermediaries through which the investment is made (the “Offering”). During the six-month period ended June 30, 2025, the Company raised $2,260,100 funds net of syndication costs of $32,926. Funds were made available to the Company upon the Company raising a minimum of $1,000,000 (“Minimum Offering”). Funds are being used for acquiring real estate assets throughout the United States as well as for working capital. The Company intends to invest capital from the proceeds of this Offering over a period time; operate, refinance and reinvest and make distributions to the investors.

Commissions will be paid for the sale of the Interests offered by the Company of from 1% to 7%. See the Offering Circular attached for a more comprehensive discussion of management, risk factors, broker dealer fees and other relevant data.

The Company manager is Gratus Capital Properties Management, LLC, a Delaware limited liability company. An affiliate of the Manager (Affiliate) owns 100% of the authorized, issued and outstanding Class C Membership Interests.

F-6

The financial statements included forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the Offering Statement on Form 1A, filed with the Securities and Exchange Commission (“SEC”).  Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. The Company does not undertake an obligation to publicly update or review any forward looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying Consolidated Statements of Financial Position and footnotes of Gratus Capital Properties Fund III, LLC have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP’).  The Company adopted the calendar year for reporting the financial statements.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of the Company and its controlled subsidiaries which are primarily majority owned. Any noncontrolling interest in the equity of a partnership is reported as a component of real estate partnership equity. Net income (loss) for operating partnership investments is included in the Statement of Operations as “Income (loss) from partnerships.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the footnotes thereto. Actual results could differ from those estimates.  It is reasonably possible that changes in estimates will occur in the near term.  All amounts are rounded to the nearest whole dollar upon presentation so certain sums or differences may reflect a rounding difference in some instances.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in underlying real estate values. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Construction in Progress:

The Company consolidates in the financial statements, two majority owned partnership investments (Investees) that were in the process of developing and constructing multifamily residential rental units in 2024. The property manager of the Investees is a related party of the sponsor of the partnerships and the general contractor which has been hired to perform the development and horizontal and vertical construction of the buildings. The sponsor, the property manager and the general contractor are unrelated entities of the Company. The property manager of the Investees executes contracts with its related party general contractor construction company. The property manager of the Investees has represented to the Company that all construction contracts with the related parties, are  (a) entered into on an arm’s length basis (b) requests competitive bids of the subcontractors, (c) charges  market rate profit and overhead percentages and that the general contractor does not receive any other compensation from any of the related parties.   .

F-7

The general contractor uses cost plus contracts with the Investees which includes general contractor compensation from 4.4% to 5.0% of material, labor and overhead.  Overhead includes insurance, sales and other taxes, administrative and other costs. The property manager advised the Company that the general contractor does not pay any expenses or fees to related parties of the general contractor. Accordingly, all direct and indirect and general and administrative costs paid by the general contractor are charged to the Investee under the cost plus contract.

The general contractor accounts for each contract on the standard percentage of completion method of accounting. Costs incurred while under construction are capitalized as construction in progress in the financial statements.  Capitalized construction in progress costs include real estate taxes, insurance, other minor soft costs and monthly interest paid and or accrued on construction loans. The lender calculates the daily interest cost of the construction loan  based upon the construction  loan proceeds disbursed to the general contractor.

Once a building is 100% completed, it is depreciated over a forty-year life. Land improvements are depreciated over a fifteen year period. Tangible personal property is depreciated over from five to seven year

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.  Cash consists of funds held in the Company’s checking account. As of June 30, 2025, December 31, 2024, and December 31, 2023, the Company had $2,782,314, $1,265,231, & 162,297, respectively of cash on hand.

Property, Equipment and Depreciation

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation of property and equipment is charged to the statement of operations using the straight-line method over the estimated useful lives of the respective assets as follows:

Buildings	27.5 years
Leasehold Improvements	Shorter of the estimated lease term or useful
Furniture and Fixtures	7 years
Machinery and equipment	3 to 5 years
Technology	3 years
Vehicles	5 years

The Company evaluates property and equipment for impairment on an ongoing basis to determine whether events and circumstances warrant revision of the estimated benefit period. As of June 30, 2025, management believes that no impairment of the property and equipment exists.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•

Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

•	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

F-8

Syndication Costs

The Company continues to work with investment advisors and campaigns to raise capital. Accumulated legal and other directly syndication costs incurred as of June 30, 2025, December 31, 2024, and December 31, 2023, was $32,926, $88,104, & $252,930 respectively. Syndication costs are accounted for as a reduction of capital raised from the sale of Member Units.

Revenue Recognition

The Company accounts for leases in accordance with ASC 842, Leases. The Company determines at the inception of a contract whether it contains a lease and whether that lease should be classified as an operating or finance lease. A contract is considered to contain a lease if it conveys the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration.

At the lease commencement date, the Company recognizes a right-of-use (“ROU”) asset and a corresponding lease liability for all leases with a term greater than 12 months. Lease liabilities are measured at the present value of future minimum lease payments, discounted using the Company’s incremental borrowing rate, which is determined based on the information available at lease commencement. ROU assets are initially measured at the amount of the lease liability, adjusted for any prepaid lease payments, lease incentives received, or initial direct costs incurred.

Operating lease expense is recognized on a straight-line basis over the lease term and is included in [“cost of revenues,” “selling, general and administrative expense,” or appropriate line item]. Finance lease costs are split between interest expense and amortization of the ROU asset.

The Company has elected the practical expedient to not recognize lease assets and liabilities for leases with a term of 12 months or less. The Company also elected the package of practical expedients permitted under the transition guidance within ASC 842, which, among other things, allows entities not to reassess prior conclusions about lease identification, classification, and initial direct costs for leases that commenced before the effective date of ASC 842.

Certain lease agreements contain options to extend or terminate the lease. These options are included in the lease term when it is reasonably certain that the option will be exercised. The Company’s lease agreements generally do not contain significant residual value guarantees or restrictive covenants.

The Company adopted ASC 842 on January 1, 2024, using the modified retrospective approach. As permitted under the standard, prior period amounts have not been restated and continue to be reported in accordance with ASC 840.

Organization Expenses

The Company has incurred $7,726 of organization expenses all of which have been expensed as incurred in 2023.

Income Taxes  -

The Company and its subsidiaries are taxed as partnerships for US federal income tax purposes.  Accordingly, all consolidated items of income, deductions, gains or losses and credits are allocated to members in accordance with the operating agreement and subchapter K of the Internal Revenue Code.  Since the Company is not liable for tax itself, no material federal tax provision has been recorded.

The Company has filed its federal and state income tax returns for the period from inception (November 10, 2020) through December 31, 2024.  The positions shown on those tax returns are open for examination for a period of three years.  Currently, the Company is not under examination by any taxing jurisdiction and has not been assessed any interest or penalties related to income tax matters.  The Company routinely evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions.

Member Unit and Equity Based Compensation

Consistent with US GAAP, the Company will record Member Unit-based compensation as a non-cash expense. The Company measures and recognizes compensation expense for all Member unit-based awards, granted to employees and directors based on the estimated fair value of the awards on the date of grant. The fair value of each option award is estimated on the grant date using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying member units, the expected term of the option, the expected volatility of the price of the Company’s Member units, risk-free interest rates, and the expected dividend yield of the Company’s Member units. The assumptions used to determine the fair value of the awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment.

F-9

The Company amortizes the fair value of each Member unit award over the requisite service period of the awards in accordance with the associated vesting schedule. Stock based compensation is adjusted based upon actual forfeitures.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees.  The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted.  We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements.  The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – REAL ESTATE PARTNERSHIP INVESTMENTS

At the time ended June 30, 2025, the Company continues in their investment purchased from an affiliate in the following North Dakota and Minnesota real estate partnership investments:

Partnerships, equity basis	Ownership	Location	Investment
Enclave OG, LLC	29.58%	Fargo	$1,600,669
SOCO Group II, LLC	34.00%	Grand Forks	1,388,861
Compass II, LLC	12.07%	Moorehead	600,120
			$3,320,321

Partnerships, consolidated	Ownership	Location	Investment
Compass Apartments I, LLC	51.00%	Moorehead	$3,343,500
Current33 Apartments I, LLC	51.00%	Hastings	4,034,111
			$7,377,611

F-10

Fargo North Dakota:

On December 20, 2021, an affiliate of the Manager of the Company (Affiliate), paid cash of 34.78% of the capital raised in the partnership and acquired a 29.58% profit and loss interest in a developmental limited liability partnership which is in Fargo, North Dakota (Partnership). The Partnership, through its wholly owned subsidiary, is developing and operating a mixed-use residential building composed of multifamily and condominium units. The Affiliate paid $1,558,378 for this interest. Whereas, the Members of the Partnership have limited liabilities to third parties, each Member is entitled to one (1) vote or a fraction of one (1) vote per one percent (1%) of the Membership interest held by the Member on each matter submitted to a vote at a meeting of Members, except to the extent that the voting rights of the Membership Interest of any class or classes are limited or denied by the Articles of the Operating Agreement or by law.

The development consists of 2.63 acres and is projected to include 119 multifamily rental units plus 14 for-sale condominiums, totaling 118,038 square feet. The development is expected to cost $35,638,702, with a mortgage of $25,525,135 and to open for occupancy in September of 2023.

The Company accounts for the purchase of its 29.58% interest in Enclave OG, LLC on the equity method of accounting. The management prepared, the unaudited financials as of June 30, 2025, June 30, 2024, and the years ended December 31, 2024, and 2023 are presented are as follows:

Enclave OG, LLC (WILD OAK)

Statement of Operations – Highlights

	6/30/2025	6/30/2024	12/31/2024	12/31/2023
Revenues	$1,721,585	$628,942	$2,187,312	$197,853
Expenses
Operating	927,228	523,504	1,145,034	355,972
Other (income) expenses	1,082,146	1,116,127	2,164,167	291,554
Net Income (Loss)	$(287,789)	$(1,010,689)	$(1,121,889)	$(449,673)

Grand Forks, North Dakota

On October 6, 2021, the Affiliate paid cash of $1,500,000 representing 40.00% of the capital raised in the partnership and acquired a 34% profit and loss interest in a developmental limited liability partnership which is located in Fargo, North Dakota (Partnership). The Partnership, through its wholly owned subsidiary is developing and operating a mixed-use residential building composed of multifamily and condominium units. Whereas, the Members of the Partnership have limited liabilities to third parties, each Member is entitled to one (1) vote or a fraction of one (1) vote per one percent (1%) of the Membership interest held by the Member on each matter submitted to a vote at a meeting of Members, except to the extent that the voting rights of the Membership Interest of any class or classes are limited or denied by the Articles of the Operating Agreement or by law.

The development consists of 4.3 acres and is projected to 21,020 square feet of commercial space and 74 multifamily rental units totaling 105,615 square feet. The development is expected to cost $18,380,234, with a mortgage of $13,785,175. Construction was completed in spring 2023 and the property is over 80% leased as of August 2023.

The Company accounts for the purchase of its 34% interest in Soco Group II, LLC on the equity method of accounting. The management prepared, the unaudited financials as of June 30, 2025, June 30, 2024, and the years ended December 31, 2024, and 2023 are presented are as follows:

Soco Group II, LLC

Statement of Operations – Highlights

	6/30/2025	6/30/2024	12/31/2024	12/31/2023
Revenues	$746,171	$705,658	$1,448,702	$557,442
Expenses
Operating	317,705	276,451	603,919	346,838
Other (income) expenses	671,989	676,415	1,347,365	969,961
Net Income (Loss)	$(243,424)	$(247,208)	$(502,582)	$(759,357)

F-11

Moorhead, Minnesota

On May 3, 2024, the Company purchased its 12.07% equity interest in Enclave Compass II, LC in May 2024, pledging approximately $600,120. The Company contributed $400,000 in June ‘24 and the remaining $200,120 to Enclave Compass II on about November 27, 2024, paying an additional $6,459 (calculated at 8% non-compounding interest on the $200,120 in uncontributed capital beginning on June 30, 2024) to offset the financial impacts of the late contribution.

The development consists of 2.5 acres and will have 83 apartment units.  The building is located directly adjacent to Compass Apartment I.  Construction was completed in December 2024.

The Company accounts for the purchase of its 12% interest in Compass II, LLC on the equity method of accounting. The management prepared, the unaudited financials as of June 30, 2025, June 30, 2024, and the years ended December 31, 2024, and 2023 are presented are as follows:

Compass II, LLC

Statement of Operations – Highlights

	6/30/2025	6/30/2024	12/31/2024	12/31/2023
Revenues	$157,777	$-	$10,324	$-
Expenses
Operating	158,557	-	80,685	-
Other (income) expenses	846,660	-	329,531	-
Net Income (Loss)	$(847,440)	$-	$(399,892)	$-

Moorhead, Minnesota

On September 30, 2022, the Company invested in Compass Apartments I, LLC, a Minnesota limited liability company (“Compass Apartments”), which is developing and will operate a multifamily apartment building totaling 93 units in Moorhead, MN. The construction is expected to be completed around January 2024 and was 40% complete as of June 30, 2023. The Company purchased a 51% interest in the Compass Apartments in the amount of $3,096,000.

The Company paid $800,000 in cash and borrowed the remaining $2,296,000 from the Manager under its existing line of credit agreement. Under this line of credit, the Company will pay the Manager (7.89%) simple interest, calculated as the coupon rate on a U.S. 10-year treasury plus five percent (5%). This interest rate will be readjusted semiannually on July 1 and January 1 and is capped at 10%.

Hasting, Minnesota

On October 12, 2022, the Company invested in Current33 Apartments I, LLC, a Minnesota limited liability company (“Current33 Apartments”), which is developing and will operate a multifamily apartment building totaling 106 units in Hastings, MN. The construction is expected to be completed around January 2024 and construction was 55% complete as of June 30, 2023. The Company purchased a 51% interest in the Current33 Apartments in the amount of $3,735,600.

The Company borrowed $3,735,600 from the Manager under its line of credit agreement, which it amended and restated to allow the Company to borrow up to $50,000,000. Under this line of credit, the Company will pay the Manager (7.89%) simple interest, calculated as the coupon rate on a U.S. 10year treasury plus five percent (5%). This interest rate will be readjusted semiannually on July 1 and January 1 and is capped at 10%.

NOTE 4 – CONSTRUCTION MORTGAGE NOTE PAYABLES

Construction mortgage notes payable applicable to the controlled partnership investments as of June 30, 2025, June 30, 2024, and the years ended December 31, 2024, and 2023 are presented are as follows:

	6/30/2025	6/30/2024	12/31/2024	12/31/2023
Current33 Apartments I, LLC	$18,482,214	$18,320,104	$18,631,938	$15,767,062
Compass Apartments, LLC	$15,305,685	$14,579,500	$15,443,166	$10,732,265
Total	33,787,899	32,899,604	34,075,104	26,499,327

F-12

a.

Current33 Apartments I, LLC, a majority-owned subsidiary, has a construction mortgage note with a financial institution. The loan proceeds are utilized to construct the apartment building in Hastings, MN. The principal amount of the mortgage is $18,482,214 as of June 30, 2025, initiated on October 12, 2022. The construction mortgage note matures on October 15, 2027. The loan bears interest at an annual rate of 4.50% with interest-only payments due through November 15, 2024. Thereafter, the mortgage note payments are $95,363.84 per month.

The real estate is pledged as collateral for the construction mortgage note payable. Certain of the members of the general partner are guarantors of the construction mortgage payable, based upon the pro rata basis of the Company’s prorate share of the Company’s ownership of the investee. The amortization period for this loan is 30 years. Prior to the disbursement of any loan proceeds, these guarantees were executed in favor of the lender under the conditions set forth in the guarantees provided.

b.

Compass Apartments I, LLC, a majority-held subsidiary, has a construction mortgage with a financial institution in Fargo, ND, for the construction of a 93-unit apartment building in Moorhead, MN. The principal amount of the mortgage is $15,305,685 as of June 30, 2025, initiated on September 30, 2022, and maturing on October 15, 2027. The loan carries an interest rate of 4.50% fixed, with interest-only payments until November 15, 2024, followed by principal and interest (P&I) payments of $78,978.44. Interest is calculated on a 365/360 basis.

The real estate is pledged as collateral for the construction mortgage note payable. Certain of the members of the general partner are guarantors of the construction mortgage payable, based upon the pro rata basis of the Company’s prorate share of the Company’s ownership of the investee. The amortization period for this loan is 30 years. Prior to the disbursement of any loan proceeds, these guarantees were executed in favor of the lender under the conditions set forth in the guarantees provided.

The two construction mortgage notes payable are to be converted into permanent mortgages upon the maturity of the construction notes payable.

NOTE 5 - INCOME TAX PROVISION

As an entity treated as a partnership for US federal income tax purposes, all items of income, deduction, gain, loss and credit flows through the Company and is taxable to the members of the Company.  No material federal or state income tax provision exists for the Company.

NOTE 6 – MEMBERS’ CAPITAL

The Operating Agreement dated November 10, 2020, provides for three classes of Members, Class A, Class B and Class C Member interests. The Company has authorized a maximum of seven million five hundred thousand (7,500,000) Units in each of Class A and Class B, however the maximum Capital Contribution, regardless of the number of Units issued in Class A and Class B, shall not exceed seventy-five million dollars ($75,000,000) in the aggregate. Subject to the Company accepting less, the minimum investment amount for Class A and Class B Units is $10,000. The Company must sell a combined minimum of one million dollars ($1,000,000) of Class A and Class B Units prior to breaking impounds where investor funds may be used to acquire assets. Purchases by the Manager or Affiliates of the Manager will not count towards this total.  The Class A and Class B Units have an 80% voting interest in the Company.

The Managing Member may make capital calls on the Class A and Class B Members from time to time to achieve Company objectives and policies. For additional information see Operating Agreement included herein.

The one hundred (100) Class C Membership Units, representing a 20% voting interest in the Company, is 100% owned by an affiliate of the managing member and was issued as founder’s interests, at formation. The affiliate of the managing member paid $1,000 for the Class C Membership Unit.

F-13

The percentage of total Capital Contributions within each respective Class shall represent the Class A and Class B “Capital Contribution Percentage Share.” For example, if Class A contributions were $350,000 out of $1,000,000 raised in the Offering, then the Class A Capital Contribution Share would be 35%. Through the Offering Circular, the Company is authorized to offer one thousand (1,000) Class A and Class B membership interests at $10 or $10.6383 per Member Interest depending on the intermediaries through which the investment is made. Purchasers shall, upon acceptance by the Manager of their Subscriptions, become Class A and Class B Members in the Company. Funds will be made immediately available to the Company once the Company raises a minimum of $1,000,000, in a designated bank account.

The percentage interests of the Members will be calculated in relation to the other Members in their Member class or in relation to the total Member interests. Class A and Class B Members will collectively hold 80% of the voting interests which are proportionate to such Member Capital Contributions relative to one another. Class C Members will hold 20% of the voting interests in the Company.

Class A+ Member

Investors who purchase at least $500,000 in Class A Units, who purchase Units through an RIA, who purchase units through a registered broker-dealer, or who are current employees of the Manager or any Development Partner with whom the Company does business are also eligible to take advantage of the Company’s Side Letter Agreement. Under this Side Letter Agreement, eligible investors (referred to as Class A+ Investors) are assigned cashflows from the Company’s Class C Members (who are also members of the Manager) such that the Class A+ investors will receive eighty-five percent (85%) of eligible Distributable Cash instead of eighty percent (80%). Any disputes under the Side Letter Agreement are subject to the same dispute resolution process as disputes under the Company’s Operating Agreement. While this Agreement shall be open to all Class A Members during the duration of this offering, the Side Letter Agreement shall terminate for with regards to any Class A Unit assigned, sold, or transferred (including involuntary transfers by operation of law) from the Class A+ Investors to any other Person, unless the Manager consents to the transfer of this Agreement in its sole and unlimited discretion.

F-14

Class A Members:

Class A Members are reserved for individuals (i) who agree to purchase at least One Hundred Thousand Dollars ($100,000) worth of Class A Units, (ii) whose investment is the result of a referral to the Company by a Registered Investment Advisor, (iii) who purchase their Units through licensed broker-dealer, or (iv) who have invested previously in Affiliates of the Manager such previous investors to be admitted as Class A Members in the sole discretion of the Manager.  Class A Members are entitled to first receive eighty percent (80%) of Distributable Cash from operations and 100% of Distributable Cash from Capital Transactions until they have received a return of their Unreturned Capital Contributions. The minimum investment is ten thousand dollars ($10,000).

Class B Member:

Class B Members are to invest $10,000 per Unit. Class B Members will ratably receive seventy percent (70%) of Distributable Cash from operations and upon a distribution of cash from a Capital Transaction, after the Class A Member receives the above cash, the Class B Members receive seventy percent (70%) of the cash distribution until they have received a return of their Unreturned Capital Contributions.

Class B Members who are admitted and later purchase additional Units or otherwise make Additional Capital Contributions which result in their total Unreturned Capital Contributions of $100,000 or higher will have their Class B Units converted to Class A Units as of the date the Capital Contribution bringing their total Capital Contributions above $100,000 is received in the Company’s account and determined to be in good order.

Class C Member:

The Class C Member Interests are owned by an affiliate of the Manager and are entitled to receive all (100%) of the remaining Distributable Cash from both operations and capital transactions.

At Management’s discretion, the Company intends on making cash distributions from operations and capital transactions as discussed above. Capital transaction distributions includes dispositions from refinancing or the sales of property.

For a more comprehensive discussion about the Operating Agreement and membership interests, see the Offering Circular.

NOTE 7 – RELATED PARTY TRANSACTIONS

Note payable, related party

On January 1, 2022, the Company entered into a Promissory Note (the “Note”) with an affiliate of the Managing Member of the Company which provides the Company with up to $5,000,000 of funds. On October 4, 2022, the Note was amended to provide a line of credit up to $50,000,000 of funds. The Note is an uncollateralized revolving credit facility which matures October 4, 2032. Interest due thereon, accrues at the Alternated Base Rate of interest per annum, not to exceed 10% of funds advanced under the Note. The primary purpose of the note payable is to fund operating expenses and other costs. As of December 31, 2024, and 2023, funds provided to the Company and due to an affiliate of the Manager of the Company, are $0 and $3,246,273, respectively. Interest payable on the note was $0 and $497,157, respectively. As of December 31, 2022, the Company entered into a Standstill Agreement with regards to this Promissory Note whereby the lender (an affiliate of the Manager) agrees not to demand any payment or take any legal action to recover money owned under the Note until June 30, 2024 (including both monies currently borrowed and any new money which may be borrowed in the future).

Management Agreement

As discussed above, the Company is managed by GCPF Management, LLC (Manager). The Company will reimburse Manager for the Manager’s out-of-pocket expenses related to the initial startup costs including earnest money deposits, due diligence costs, closing costs, loan/lender application fees, appraisals, engineering and environmental reposts, property management fees and or legal fees. Such costs may be paid as an expense of the Company prior to determining Distributable Cash. The Company will pay the Manager, interest of 10% per annum from the date that a disbursement is made to the date of repayment.

The following sets forth the management fees discussed in the Operating Agreement. At this time it is difficult to determine the magnitude of each of these fees.

F-15

The Company will pay the Manager the following fees:

Acquisition fee of two percent (2.0%) based on the total acquisition cost of a property investment, including both cash and debt.

Origination fee of four percent (4%) of total loans and other debt closed related to the investment opportunity, related to the conduct of due diligence of the investment opportunity.

Construction Management fee of five percent (5%) of total construction costs (material and labor) for overseeing construction and/or rehabilitation of each property.

Asset Management fees of up to the greater of one percent (1%) per annum of total Member Capital Contributions  (without reduction for any returned capital) or two percent (2%) of the total gross income of the Fund.

Property management fee of up to 7% of gross collected revenues will be paid to operate and management the properties.

Refinance fees of one percent (1%) of new or supplemental loan amounts for generating the loan packages for presentation and consideration by the lenders.

Interest on Manager Advances of up to ten percent (10%) per annum on all advances made by the Manager to the Company.

The Operating Agreement also provides for the following fee expense applicable to broker- dealer fee for services. Such fees will be paid as an expense of the Company prior to determining Distributable Cash. The related broker-dealer fees are as follows:

Broker-Dealer fees charged to the Company for compliance services will be up to 1% of the Capital Contributions of all Class A and Class B Members.

Broker-Dealer Sales fees, fees charged for the sales of securities by a licensed broker-dealer, can be up to 6% of the Capital Contribution of Members whose interest were purchased through a licensed broker-dealer.

Guarantors of construction mortgage notes payable:

Five of the members and officers of the Company and the managing general partner are guarantors of the four construction mortgage notes payable. In the aggregate, the guarantors are contingently obligated in the amount of $34,075,104; limited to the Company’s pro-rata ownership of each investee.

NOTE 8 – CONTRACTS, COMMITMENTS AND CONTINGENCIES

Litigation:

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2024 and 2023.

Escrow Agreement:

During March 2021, the Company entered into an Escrow Agreement for Securities Offering with WealthForge Securities Corporation LLC providing that all payments in connection with subscriptions for shares are to be sent to Atlantic Capital Bank (which is merging with SouthState Bank), and held in a non-interest bearing account for disbursement in compliance with the Securities and Exchange Act of 1934 Rule 15(c)2-4 and related SEC guidance and FINRA rules. See discussion elsewhere herein. Related thereto, the Company also entered into a one-year (renewable) software and licensing agreement with WealthForge Technologies, LLC which licenses the Company to use certain software, computer programs, business processes, integrated services and documentation. As of June 30, 2022, WealthForge Securities Corporation has been paid its Broker Dealer. See also discussions in Offering Memorandum elsewhere herein.

F-16

Broker Dealer Agreement

During March 2021, the Company entered into a Broker-Dealer Agreement with WealthForge Securities, LLC (WealthForge) to provide operations and compliance services for the Company in relation to this Offering, review investor information, including Know Your Customer data, compliance with Regulation D Rule 506(d) Bad Actor Check requirements, perform Anti-Money Laundering and other compliance background checks and assist the Company in accepting investors.  The term of the Agreement is twelve months, automatically renewable for successive twelve-month periods unless either party to the Agreement provides notice of non-renewal at least sixty days prior to the expiration of the current term.

The compensation to WealthForge includes the following: (i) Diligence fee of $10,000, (ii) Transaction Management fee of 100bps of proceeds raised, (iii) Regulatory Filing Service Fee of $350 per form and a (iv) Marketplace Fee of $100 per transaction of the aggregate amount raised by the Company except for clients of advisors with whom the Company has or develops a relationship prior to the time of an investment into the Offering.

Stock Registrar and Transfer Agency Service Agreement

On March 30, 2021, the Company has entered into a contract with KoreTranser Integral Transfer Agency USA Inc. Agency to provide services related to stock registrar and transfer agent. The pricing for such services include a Reg A+ set up fee of $3,500 plus $2,500 per month.

Subscription Escrow Agreement

On June 8, 2021, the Company entered into a subscription escrow agreement with WealthForge Securities, LLC to maintain subscription proceeds (Subscriber investment deposits) in escrow and to provide other escrow services. All fees will be paid by WealthForge Securities, LLC.

Amendment and Restatement of Subscription Agreement:

As of January 28, 2022, the Company amended its subscription agreement to provide additional fields for the use of investors who are investing through retirement accounts. The Company continues to accept the original subscription agreement for nonretirement account investors.

Registered Broker Dealers

Registered broker-dealers will receive a Placement Fee of up to six percent (6%) of the Gross Offering Proceeds up to a maximum of $4,500,000, of the Maximum Dollar Amount of $75,000,000 is sold to clients of registered broker-dealers.

NOTE 9 -SUBSEQUENT EVENTS AND CONTINGENCY

Investment in Oakdale Flats

On July 10, 2025, the Company invested $1,887,271.75 in cash to acquire an interest in Enclave R&R Manager, LLC, a North Dakota limited liability company formed to participate in the development of a multifamily and townhome residential community located at 7701 3rd St N, Oakdale, Minnesota.

The project will be developed on approximately 9.10 acres and is expected to include 262 apartment units and 112 rental townhomes. Through this investment, the Company indirectly owns approximately 4.9% of the overall project. Construction is expected to begin in Spring 2025 and be completed by Spring 2027.

In connection with this investment, the Company also paid a $17,795.39 guaranty fee to Enclave Development LLC.

F-17

Item 4. Exhibits

Exhibit 2.1***	Amended and Restated Operating Agreement
Exhibit 2.2*	Formation Documents
Exhibit 4.1*	Subscription Agreement
Exhibit 4.2**	WealthForge Privacy Policy
Exhibit 6.1*	Transfer Agent Agreement
Exhibit 6.2***	Updated Side Letter Agreement
Exhibit 6.3*	Amended and Restated Promissory Note
Exhibit 6.4*	Standstill Agreement
Exhibit 8*	Subscription Escrow Agreement

* Filed as an attachment to the Company’s June 20, 2025 Preliminary Offering Circular filed on Form 1-A, File No. 24-12537, and incorporated herein by reference

** Filed as an attachment to the Company’s November 27, 2024 Preliminary Offering Circular filed on Form 1-A, File No. 24-12537, and incorporated herein by reference

*** Filed as an attachment to Gratus Capital Properties Fund III LLC Current Report Pursuant to Regulation A filed on Form 1-U as filed with the Securities and Exchange Commission on April 29, 2025.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semi-Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on September 26, 2025.

Gratus Capital Properties Fund III LLC

/s/ Jason Weimer
By: Jason Weimer
Manager of GCPF Management LLC
Manager

/s/ Robert Barlau
By: Robert Barlau
Manager of GCPF Management LLC
Manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated above.

Gratus Capital Properties Fund III LLC

/s/ Jason Weimer
By: Jason Weimer
Manager of GCPF Management LLC
Manager

/s/ Robert Barlau
By: Robert Barlau
Manager of GCPF Management LLC
Manager

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